





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UTC Financial Services USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Independence Square
(No. and Street)

Port of Spain_	Trinidad and Tobago	West Indies
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Alvarez — 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, PA
(Name – *if individual, state last, first, middle name*)

4806 W. Gandy Blvd.	Tampa	FL	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Gayle Daniel-Worrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UTC Financial Services USA, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT AND CHIEF COMPLIANCE OFFICER

Title

On this 14 day of Feb, 2019, before me, the undersigned notary public, personally appeared Gayle Daniel-Worrell and proved to me through satisfactory evidence of identification, which were Trinidad Drivers License to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he/she signed it voluntarily for its stated purpose.

PAMELA B. THORNE, Notary Public
My Commission Expires June 27, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UTC Financial Services USA, Inc. as of December 31, 2018, the related statements of operations and changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of UTC Financial Services USA, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UTC Financial Services USA, Inc.'s management. Our responsibility is to express an opinion on UTC Financial Services USA, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to UTC Financial Services USA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of UTC Financial Services USA, Inc.'s financial statements. The supplemental information is the responsibility of UTC Financial Services USA, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as UTC Financial Services USA, Inc.'s auditor since 2015.

Tampa, Florida

February 19, 2019

UTC Financial Services USA, Inc.

(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)

(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	352,266
Accounts receivable-related party		46,538
Accounts receivable-federal income tax		24,521
Deposits		6,224
Prepaid expenses		3,573
Total assets	$	433,122

Liabilities and Stockholder's Equity

Accounts payable	$	4,202
Accounts payable-related party		11,431
Total liabilities		15,633

Stockholder's equity:

Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)	1,010
Additional paid-in capital	340,092
Accumulated profit	76,387
Total stockholder's equity	417,489
Total liabilities and stockholder's equity	$ 433,122

See accompanying report of independent registered public accounting firm and notes to financial statements

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Operations

For the year ended December 31, 2018

Revenues:		
Fee income	$	210,825
Expenses:		
Professional Fees		61,347
Overhead allocation		26,923
Regulatory fees		13,567
Bank Charges		1,809
Communications		1,676
Travel		1,303
Fee processing charges		1,200
Total expenses		107,825
Net operating income before taxes		103,000
Income tax expense (note 2g)		22,585
Net income	$	80,415

See accompanying report of independent registered public accounting firm and notes to financial statements

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Accumulated Profit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2018	1,010	$1,010	$ 340,092	$ (4,028)	$ 337,074
Net Income	-	-	-	80,415	80,415
Balance at December 31, 2018	1,010	$1,010	$ 340,092	$ 76,387	$ 417,489

See accompanying report of independent registered public accounting firm and notes to financial statements

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

For the year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	80,415
Changes in assets and liabilitites:		
Accounts receivable-related party		7,849
Accounts receivable-federal income tax		(24,521)
Deposits		(1,433)
Prepaid expenses		(112)
Accounts payable		1,228
Accounts payable-related party		9,346
Net cash provided by operating activities		72,772
Net increase in cash and cash activities		72,772
Cash and cash equivalents, beginning of year:		279,494
Cash and cash equivalents, end of year:	$	352,266
Supplemental disclosures of cash flow information		
Income taxes paid during the year	$	47,106

5

(1) <u>Organization and Nature of Business and Liquidity</u>

UTC Financial Services USA, Inc. (the Company) is a Rhode Island corporation that is a wholly- owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged to conduct a limited security business consisting of the distribution of open- ended investment shares of an affiliated company, UTC North American Fund (the Fund), to customers residing in the United States of America. The Company does not act as a clearing broker or transact any trades on behalf of its customers.

(2) <u>Significant Accounting Policies</u>

(a) <u>Basis of Presentation</u>

The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America (GAAP) and have been consistently applied in the preparation of financial statements.

(b) <u>Cash and Cash Equivalents</u>

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(c) <u>Deposits</u>

The Company maintains a cash deposit with FINRA to facilitate FINRA 's payment of certain expenses related to the Company's operations as a broker-dealer.

(d) <u>Fee Income</u>

Fees are recorded when recognizable from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan up to 50 basis points of the Fund's Net Asset Value (NAV). Revenue is recognized when earned, which generally occurs when the Fund's NAV is calculated on a quarterly basis.

(e) <u>Accounts Receivable</u>

Accounts receivable in the accompanying statement of financial condition are due from the Company's only customer (see Note 4).

(2)   Significant Accounting Policies- Continued

(e) Accounts Receivable (continued)

The carrying amount of accounts receivable can be reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management reviews accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Uncollectible accounts receivable are written off in the period in which they are incurred.

For the year ended December 31, 2018, $0 was written off as uncollectible.

(f) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) Significant Accounting Policies- Continued

(g) Income Taxes- Continued

Significant components of the Company's income taxes are as follows:

	2018
Tax Expense:	
Current Federal	$ 22,235
Current State	350
Total Expense	$ 22,585

The provision for income taxes charged to operations for the year ended December 31, 2018 had a current component of approximately $22,585. The Company has a federal income tax receivable of approximately $24,521 due from a refund of income taxes paid for the year ended December 31, 2017.

Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, requires management to evaluate tax positions taken by the Company. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2018, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(3) Concentrations of Credit Risk

The Company maintains its cash accounts with a banking institution insured by the Federal Deposit Insurance Corporation. At times, cash deposits may exceed federally insured limits.

During 2018, all fee income was generated from one customer (see Note 4).

(4) Related Party Transactions

The Company shares office space, personnel, and other administrative expenses with its Parent.

The Company is billed by its Parent for an allocated amount of overhead that is incurred and paid by the Parent. The Parent is responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club dues, conferences and meetings, subscriptions and publications and charitable contributions. During 2018, the Company received an allocation of overhead expenses from the Parent. Total allocation of overhead for 2018 was $26,923 of which $11,431 is recorded in accounts payable- related party at December 31, 2018.

The Fund, the Company's one customer, is also a related party. The Fund is one of several funds under the management of the Parent. The Parent is the majority owner of this fund. All of the Company's revenue in 2018 was earned from the Fund and amounted to $210,825, of which $46,538 was due from the fund as of December 31, 2018. The Fund that the Company earned its revenue for 2018 was dissolved at the end of 2018.

(5) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2018, the Company had net capital of $336,633 which was $331,633 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 4.64%.

(6) Exemption Under Section (k)(1)

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1).

(7) Contingent Liabilities

The Company was involved in a regulatory examination arising in the ordinary course of business. The resolution of regulatory requirements did not have a material adverse effect on the financial position or results of operations of the Company.

(8) New Accounting Pronouncements

The Company has adopted Accounting Standards Updates ("ASU") 2014-09, Revenue from Contracts with Customer" ("Topic 606") as of January 1, 2018. Management has evaluated the impact of the Company's adoption of ASU 2014-09 on its financial statements and determined that there was no significant impact to its financial position, results of operations and related disclosures. To make this determination, management has identified the contract with its customer, identified the performance obligations, determined the transaction price, allocated the transaction price to the performance obligations in the contract, and recognized revenue when the Company satisfies the performance obligation.

The Company's main revenue stream is receiving 12b-1 fees pursuant to a Fund distribution plan. The Company receives up to 50 basis points of the Fund's Net Asset Value (NAV) which is calculated on a quarterly basis. Management believes that since the 12b-1 fees payable to the Company has a variable consideration (NAV calculation) the 12b-1 fee is recognized when calculated at a certain point in time. At this point in time, the revenue has no probability of being reversed and is when it should be recognized. There are no costs directly related to the contract.

(9) Subsequent Events

In accordance with ASC 855, *Subsequent Events,* the Company has evaluated events and transactions through the date the financial statements were available to be issued.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2018

Net Capital:

Total stockholder's equity	$	417,489
Deductions:		
Non-allowable assets:		
Accounts receivable-related party		46,538
Accounts receivable-federal income tax		24,521
Deposits		6,224
Prepaid expenses		3,573
Total deductions		80,856
Net capital		336,633
Minimum net capital required		5,000
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	331,633
Aggregate indebtedness	$	15,633
Percentage of aggregate indebtedness to net capital		4.64%

Reconcilitation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2018

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2018 and net capital as reported above.

See accompanying report of independent registered public accounting firm.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possesion or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is not required to file the above schedue as it claims exemption from Rule 15c3-3 under Paragraph (k)(1) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) UTC Financial Services USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provision") and (2) the Company stated that UTC Financial Services USA, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 19, 2019



UTC FINANCIAL SERVICES (USA), INC.

c/o Unit Trust Corporation
82 Independence Square Port of Spain
Trinidad W.I.
Tel 868-624-8648
Fax 868-627-0810
Email utc@ttutc.com

Assertions Regarding Exemption Provisions

We, as members of management of UTC Financial Services USA, Inc- ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker dealer's designated Examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by-the broker or dealer. Pursuant to that requirement the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
The Company claimed exemption from the reserves and custody provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1) for the entire year of 2018.

Statement Regarding Meeting Exemption Provision:
The Company met the identified exemption provision without exception throughout the year ended December 31, 2018.

UTC Financial Services USA, INC
By:



President

Date: 02/19/2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and
the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were
agreed to by UTC Financial Services USA, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in
evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section
78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted
on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management
is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures
engagement was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and in accordance with attestation standards established by the American Institute of
Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties
specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures
described below either for the purpose for which this report has been requested or for any other purpose. The
procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by
    the Company for the year ended December 31, 2018 to the total revenues in the Company's audited financial
    statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018,
    noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues
    prepared by the Company for the year ended December 31, 2018 to supporting schedules and working
    papers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form
    SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 and in the related
    supporting schedules and working papers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the
expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion
requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express
such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our
attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be
and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 19, 2019

UTC Financial Services USA, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2018

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$210,825	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$210,825	**Total Revenues**

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

8- 065202 FINRA DEC 7/24/2002
UTC FINANCIAL SERVICES (USA), INC.
C/O TRINIDAD & TOBAGO UNIT
TRUST CORPORATION
UTC FINANCIAL CENTRE
#82 INDEPENDENCE SQUARE
PORT OF SPAIN
TRINIDAD.

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

X _____   Jan 4 2019
Authorized Signature/Title   Date



Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3   FY 2019

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending **DECEMBER 31, 2019** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
> Interest on Assessments.
> ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.